K&L Gates LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com

March 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LKCM Funds
Pre-Effective Amendment No. 2 to Registration Statement on Form N-14
File No. 333-186318

Dear Sir or Madam:

On behalf of LKCM Funds (“Registrant”), transmitted herewith for filing is a Pre-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the reorganization of the shares of Armstrong Associates, Inc. (the “Acquired Fund”) into the Institutional Class shares (the “Shares”) of the LKCM Equity Fund (“Acquiring Fund”), a series of the Registrant.

The purpose of this filing is to: (1) respond to comments provided by the staff of the Securities and Exchange Commission; (2) incorporate by reference in the Registration Statement the Acquiring Fund’s Annual Report to Shareholders and the Acquired Fund’s Semi-Annual Report to Shareholders for the period ended December 31, 2012; (3) and make certain additional non-material changes.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:	Jacob D. Smith

Luther King Capital Management